May 20, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (852) 2537-3618

Mr. Lawrence Ho, Chief Executive Officer
Melco PBL Entertainment (Macau) Limited
36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

RE: Melco PBL Entertainment (Macau) Limited
File No. 001-33178
Form 20-F for the year ended December 31, 2007

Dear Mr. Ho:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

We think you should address these comments in future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Selected Financial Data, page 5

1.   With respect to your presentation of Operating/Adjusted EBITDA in Selected
       Financial Data, please include a cross reference in this section to your SFAS 131

information disclosed in the notes to your financial statements. Also, reconcile the measure presented in this section for 2006 to the measure presented in the notes to your financial statements. Refer to Question 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial.

Certifications, Exhibit 12.1 and 12.2

2.   We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that these certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant